

Mail Stop 3030

September 16, 2016

<u>Via E-mail</u>
Wallace C. Kou
Chief Executive Officer
Silicon Motion Technology Corporation
8F-1, No. 36, Taiyuan St.,
Jhubei City, Hsinchu County 302
Taiwan

> **Re: Silicon Motion Technology Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **File No. 000-51380**

Dear Mr. Kou:

We have reviewed your August 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 1. Organization and Operations

Cash Equivalents, page F-9

1.   We note your response and proposed disclosures to comment 1. Similar to your response, please revise future filings to also disclose that you can withdraw your 3-12 month time deposits on demand without advance notice to the bank.

Note 3. Business Acquisition, page F-17

2. We note your response to comment 2 indicating that you substantially complied with the guidance in ASC 805-30-30-7, notwithstanding immaterial differences. In future filings, please revise this note to disclose a method that complies with US GAAP when discussing the method used to value the shares in the acquisition.

Note 13. Income Taxes, page F-26

3.   We note your response and proposed disclosures to comment 3. Given the significant impact of foreign tax rates on your effective income tax rate, please expand your Operating and Financial Review and Prospects in future filings to discuss the primary taxing jurisdictions where your foreign earnings are derived and the relevant statutory rates.

        You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions. You may also reach me at (202) 551-3671.

                            Sincerely,

                            /s/ Kate Tillan for

                            Martin James
                            Senior Assistant Chief Accountant
                            Office of Electronics and Machinery